Exhibit 99.1

Golden Star Announces $150 million Financing from Royal Gold, Inc to advance Wassa and Prestea Underground Mines

TORONTO, May 7, 2015 /CNW/ - Golden Star today announces the securing of a $150 million financing with Royal Gold, Inc. ("RGI") and its wholly-owned subsidiary RGLD Gold AG ("RGLD").  The $150 million financing consists of a $130 million stream transaction with RGLD and a further $20 million term loan from RGI.  All references to currency are to US dollars.

•	Funds received will facilitate development of Wassa and Prestea underground mines which are expected to be in production by late 2016
•	Financing enables Golden Star to implement the company strategy to transform to a low cost, non-refractory producer
•	RGLD will provide Golden Star with a $130 million advance payment to be used for the development of underground mines and general corporate purposes
•	Golden Star will initially deliver 8.5% of all production to RGLD at a cash purchase price of 20% of spot gold until 185,000 ounces have been delivered
•	A further 5% of all production at a cash purchase price of 20% of spot gold will be delivered thereafter until an additional 22,500 ounces have been delivered
•	Thereafter 3% of all production at a cash purchase price of 30% of spot gold will be delivered
•	RGI will provide Golden Star a four year $20 million loan at a gold price linked interest rate of 0.625% per $100, being 7.5% at a gold price of $1,200
•	Golden Star's outstanding Ecobank I loan of $38 million will be retired on receipt of the funds from RGI and RGLD

"The Stream and Loan financing with Royal Gold allows Golden Star to execute on its strategy of becoming a low cost, non-refractory gold producer at a whilst reducing the Company's overall cost of capital," said Sam Coetzer, President and CEO of Golden Star.

"The development of the Wassa and Prestea Underground mines will considerably improve Golden Star's mine life with opportunities for further resource conversion and exploration success at both assets.  We are encouraged by the vote of confidence in our development projects by Royal Gold and we look forward to a long and supportive relationship."

The Company will conduct a conference call and webcast today, May 7, 2015, to discuss its first quarter 2015 results as well as this financing at 10:00am EDT.

The call can be accessed by telephone or by webcast as follows:
     Participants - toll free: +1 888 390 0605
     Participants - toll: +1 416 764 8609
     Conference ID (all numbers): 25836040
     Webcast: www.gsr.com

A recording of the conference call will be available until May 14, 2015 by dialing:
     Toll free: +1 888 390 0561
     Toll: +1 416 764 8668
     Replay passcode: 836040#

The webcast will also be available after the call at www.gsr.com.

The Company's Annual General and Special Meeting of the Shareholders will be held today, May 7th 2015, at 1:30pm EDT at the St. Andrews Club, 27th Floor of 150 King Street West, Toronto.

Copies of the main transaction documents for the Gold Stream Agreement and the Term Loan Agreement will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana.  In 2014, Golden Star produced 261,000 ounces of gold and is expected to produce 250,000 – 275,000 ounces in 2015.  The Company is financed to pursue brownfield development projects at its Wassa and Prestea mines which are expected to transform these mines into lower cost producers from 2016 onwards.  As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

Gold Stream Arrangement

RGLD has agreed to pay Golden Star a $130 million advance payment in exchange for a gold stream on Golden Star's Bogoso, Prestea and Wassa mines.  The proceeds from the stream will allow Golden Star to develop the Wassa and Prestea underground mines.

Under the purchase and sale agreement Golden Star will receive an initial $55 million payment when certain customary conditions precedent have been met and the remaining $75 million will be paid as spending on the Wassa and Prestea underground mines progresses in line with an agreed payment schedule.  It is anticipated that Golden Star will receive the full $130 million advance payment by September 2016.

In exchange for the advance, Golden Star agrees to sell to RGLD:

•	An initial gold stream of 8.5% of production from Bogoso, Prestea and Wassa to RGLD at a cash purchase price of 20% of spot price until 185,000 ounces have been delivered
•	Thereafter a reduced gold stream of 5% of production at a cash purchase price of 20% of spot gold until a further 22,500 ounces have been delivered
•	Thereafter a tail gold stream of 3% of production at a cash purchase price of 30% of spot gold

After the 207,500 ounces of gold have been delivered in full, Golden Star will have the option to repurchase 50% of the tail stream thereby reducing the tail stream to 1.5% of production.  If RGLD elects not to sell 50% of the tail stream back to Golden Star it will be required to increase the tail stream by 50% for the same price that Golden Star offered.

For the purpose of determining the gold production that is deliverable to the RGLD stream, the economic effective date of this gold stream arrangement is April 1, 2015, with gold production from the economic effective date to be paid in three equal installments every 30 days from the date of the commencement of funding.

In the event that Golden Star expands its operations to outside its current mine license areas in the future, the Company will have the option to deliver ounces from these operations to satisfy the first and second delivery thresholds under the RGLD stream agreement.  However, Golden Star would retain the upside to these new operations as the RGLD tail stream would not be applied.

RGLD's advance payment will be secured against the Wassa, Bogoso and Prestea assets.  RGLD will subordinate its security in support of up to $25 million in financing from the existing undrawn Ecobank II $25 million facility that will remain in place.

Funding under the gold stream arrangement is contingent upon the satisfaction of certain customary conditions precedent, including the registration and filing of RGLD's security interests in the collateral.

Term Loan Arrangement

RGI has agreed to provide Golden Star with a $20 million secured term loan for a four year period at an interest rate linked to the gold price.  The interest rate is calculated as the product of the average spot gold price over the quarter and 62.50% divided by 10,000, and shall not exceed 11.5%.  At a gold price of $1,200 this equates to an interest rate of 7.5% and compares favourably to the interest rate of 9.5% due on Golden Star's drawn with Ecobank I loan.

The loan will be used to retire outstanding indebtedness under the $50 million existing Ecobank facility, of which $38 million is currently outstanding.  The remaining $18 million of this facility will be repaid with a portion of the upfront proceeds from the stream arrangement.

Interest payments on the loan will be made quarterly in arrears and the remaining capital portion of the loan is due on the fourth anniversary of the effective date of the transaction, subject to an agreed quarterly 25-50% excess cash flow sweep from the third quarter of 2017 onwards.  There are no early prepayment penalties.

RGI's secured loan will be secured against the Wassa, Bogoso and Prestea assets.  RGI will subordinate its security in support of up to $25 million in financing from the existing undrawn Ecobank II $25 million facility that will remain in place.

As part of the loan agreement Golden Star has agreed to issue to RGI five million warrants exercisable at 27 cents per share for a period of four years from the date of signing.  The exercise price is based on a 30% premium to the ten day volume weighted average share prices as traded on the NYSE MKT.

Funding under the loan is contingent upon the satisfaction of certain customary conditions precedent, including the registration and filing of Royal Gold's security interests in the collateral for the loan.

Outlook

The Company expects to be fully funded to execute on its strategy of transforming Golden Star to a low cost producer by the end of 2016.  Life of mine average cash operating costs per ounce from the start of 2015 are now estimated at approximately $750.  Golden Star believes there is strong potential to further improve the cost position of the Company through resource conversion and continued exploration success.

Tony Jensen and Chris Thompson, Directors of both RGI and Golden Star, recused themselves from the entire transaction process.

Golden Star's financial advisor with respect to the gold stream and loan transactions was BMO Capital Markets and its legal advisor is Fasken Martineau DuMoulin LLP.

Technical Information

The life of mine average cash operating costs from the beginning of 2015 have been estimated under the supervision of, and reviewed and approved by, Dr. Martin Raffield, Senior Vice President Technical Services for the Company.  Dr. Raffield is a "Qualified Person" as defined by NI 43-101.

Cautionary note regarding forward-looking information

This report contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements include, but are not limited to, information or statements with respect to:  satisfying the conditions precedent under the stream arrangement and the loan, the Company's strategy of transforming its business to being a lower cost non-refractory producer, the timing for development of and first production from Wassa underground and Prestea underground, the life of mine at Wassa underground and Prestea underground, life of mine average cash operating costs per ounce, the conversion of resources, the improvement of the Company's cash position, and the success of exploration..

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals.  Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information and statements.  Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date.  Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment.  Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: André van Niekerk, Executive Vice President and Chief Financial Officer; Angela Parr, Vice President Investor Relations, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:00e 07-MAY-15